UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021.

Commission File Number: 001-38146

ZK International group Co., Ltd.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Annual Shareholders Meeting

On September 28, 2021 local time (September 27, 2021 EST), ZK International Group Co. Ltd. (the “Company”) held its 2021 annual meeting of stockholders (the “Annual Meeting”). Holders of 8,909,327 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 34.34% of the total 25,938,254 outstanding ordinary shares and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of August 23, 2021. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect Jiancong Huang, Guolin Wang, Xuejie Lyu, Lie Cao, and Linge Zhou as directors to serve for a one-year term that expires at the next annual meeting of stockholders, or until their successors are elected and qualified or until their earlier resignation or removal; and

2.	To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accountants for the fiscal year ending September 30, 2021.

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Withheld
Election of Directors
Jiancong Huang	8,591,011	318,316
Guolin Wang	8,591,008	318,319
Xuejie Lyu	8,590,884	318,443
Lie Cao	8,531,449	377,878
Linge Zhou	8,563,262	346,065

	For	Against	Abstain
Ratification of Appointment of Independent registered public accounting firm	8,592,203	309,395	7,729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board

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